                                                            Draft of May 7, 1997

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No. _____)*

                                     SC BANCORP
                      -----------------------------------------
                                   (Name of Issuer)


                              COMMON STOCK, NO PAR VALUE
                      -----------------------------------------
                            (Title of Class of Securities)

                                     573880-10-7
                      -----------------------------------------
                                    (CUSIP Number)


                                  Hugh S. Smith, Jr.
                                   Monarch Bancorp
                               30000 Town Center Drive
                               Laguna Niguel, CA  92677
                                   (714) 495-3135
                      -----------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 29, 1997
                      -----------------------------------------
               (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP NO. 573880-10-7
----------------------
------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Monarch Bancorp; IRS Identification No. 95-3863296

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [  ]

                                            (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS

    BK;WC;00
------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                 [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    California; Monarch Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        1,491,050*
    SHARES    ----------------------------------------------------------

*Up to 1,491,050 shares of Common Stock, no par value, of SC Bancorp, a California corporation ("SCB"), covered by this statement are obtainable by Monarch Bancorp, a California corporation ("Monarch"), upon exercise of the Option described in Item 4 below, if the Option were exercisable on the date hereof. Monarch expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option (defined below), Monarch is not entitled to any rights of a shareholder in SCB with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Monarch. Dispositive and voting powers are summarized in Items 4 and 5 below.

BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY         -0-
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON               1,491,050
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER
                   -0-
------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   1,491,050

------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%

------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO; BK

------------------------------------------------------------

----------------------
CUSIP NO. 573880-10-7
----------------------
------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Castle Creek Capital Partners Fund-I L.P.;
       I.R.S. Identification No. 95-3863296

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [  ]

                                            (b)  [  ]
------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------
 4. SOURCE OF FUNDS

    BK;WC;00
------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                 [  ]
------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------
              7.   SOLE VOTING POWER
  NUMBER OF        550,048*
    SHARES    ----------------------------------------------------------

*Represents a 36.89 percent beneficial interest in up to 1,491,050 shares of Common Stock, no par value, of SCB covered by this statement which are obtainable by Monarch upon exercise of the Option described in Item 4 below, if the Option were exercisable on the date hereof. Prior to the existence of the Option, Monarch is not entitled to any rights of a shareholder in SCB with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Monarch. Dispositive and voting powers are summarized in Items 4 and 5 below. Castle Creek Capital Partners Fund--I L.P. (the "Fund"), holder of
36.89 percent of the voting common stock of Monarch, expressly disclaims beneficial ownership of any such shares.

BENEFICIALLY  8.   SHARED VOTING POWER
  OWNED BY         -0-
    EACH      ----------------------------------------
 REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON               550,048
    WITH      ----------------------------------------
              10.  SHARED DISPOSITIVE POWER
                   -0-
------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   550,048

------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.34

------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the class of Common Stock, no par value ("SCB Common Stock"), of SCB. SCB is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHC Act"), having its principal executive offices at 3800 East LaPalma Avenue, Anaheim, California 92807.

Item 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Monarch, a California corporation and a bank holding company registered under the BHC Act and the Fund, a Delaware limited partnership. Monarch's principal executive offices are located at 30000 Town Center Drive, Laguna Niguel, California 92677, and the Fund's principal executive offices are located at 4370 La Jolla Village Drive, Suite 400, San Diego, California 92122.

     36.89 percent of the voting common stock of Monarch is held by the Fund. Castle Creek Capital, L.L.C., a Delaware limited liability company ("General Partner") is the sole general partner of the Fund, and Eggemeyer Advisory
Corp., a Delaware corporation ("EAC") is the controlling member of General Partner. John M. Eggemeyer, III, a California resident and director of Monarch ("Eggemeyer"), is the president and sole shareholder of EAC and the president of General Partner.

    To the best knowledge of Monarch and the Fund, the identity, business address, and occupation, employment information or principal business for the directors, executive officers, general partners or person controlling either Monarch or the Fund are set forth on Annex A hereto. The information contained in Annex A hereto is incorporated herein by reference.

    (d) During the last five years, none of Monarch, the Fund or to the best knowledge of Monarch and the Fund, any of the directors, executive officers, general partners or any person controlling Monarch or the Fund listed on Annex A hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, none of Monarch, the Fund or to the best knowledge of Monarch and the Fund, any of the directors, officers, general partners or any person controlling Monarch or the Fund listed on Annex A hereto have been a party to any civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities or finding any violation with respect to any such laws.

    All directors, executive officers, general partners or persons controlling Monarch or the Fund listed on Annex A hereto are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    It is presently anticipated that, should any purchase of shares of SCB Common Stock be made by Monarch pursuant to the Option Agreement described below in response to Item 4, the source of any funds used in any such purchase would be Monarch's available cash, cash equivalents, available for sale securities and bank financing.

Item 4.  PURPOSE OF TRANSACTION.

    A.   THE MERGER AGREEMENT.

    On April 29, 1997, Monarch and SCB entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which SCB agreed to merge with and into Monarch (the "Merger"). The Merger is subject to receipt of regulatory and shareholder approvals, as well as other closing conditions, and it is estimated that the merger will be consummated not later than the fourth quarter of 1997, subject to satisfaction of such closing conditions.

    Under the terms of the Merger, each shareholder of SCB will receive shares of common stock, no par value, of Monarch ("Monarch Common Stock") based on a purchase price of $14.25 per share of SCB Common Stock using a floating exchange ratio for Monarch Common Stock within a price range of $2.75 to $3.75 per share. Upon consummation of the Merger, the certificate of incorporation and bylaws of Monarch shall be the certificate of incorporation and bylaws of the surviving corporation, and certain directors of SCB prior to the Merger will become directors of Monarch after the Merger.

    The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") and California authorities, the approval of the shareholders of both Monarch and SCB, and the satisfaction of various other terms and conditions set forth in the Merger Agreement.


    B.   THE OPTION.

    As an inducement and a condition to Monarch's entering into the Merger Agreement, on April 29, 1997, SCB and Monarch entered into a Stock Option Agreement (the "Option Agreement"), pursuant to which SCB granted Monarch an option (the "Option") entitling it to purchase up to 1,491,050 (or such lesser amount as shall constitute 19.9% of the outstanding shares of SCB Common Stock on the date of exercise) fully paid and nonassessable shares of SCB Common Stock at a price per share equal to $11.875 per share, subject to adjustment in certain circumstances.*

    Subject to applicable law and regulatory restrictions, Monarch may exercise the Option, in whole or in part, at any time following the occurrence of a Purchase Event (as defined below) and prior to an Exercise Termination Event (as defined below).

    As defined in the Option Agreement, "Purchase Event," means the occurrence of either of the following events or transactions:

         1. The acquisition by any Person other than Monarch or any Monarch Subsidiary of beneficial ownership of shares of SCB Common Stock, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in Section 4.2(a) of the SCB Disclosure Letter delivered in connection with the Merger Agreement (the "SCB Disclosure Letter") or as a result of the execution and delivery of the Shareholder Agreements referred to in Section 6.5 of the Merger Agreement, such that, upon the consummation of such acquisition, such Person would have beneficial ownership, in the aggregate, of

----------------------

*In the event of any change in the SCB Common Stock by reason of stock dividends, split-ups, recapitalizations, or the like, the type and number of shares of SCB Common Stock subject to the Option shall be increased so that, after such issuance and together with shares of SCB Common Stock previously issued pursuant to the exercise of the Option, the number of shares of SCB Common Stock subject to the Option equals 19.9% of the number of shares of SCB Common Stock then issued and outstanding.

    20% or more of the then outstanding shares of SCB Common Stock if such Person is a director or officer of SCB, and 25% or more of the then outstanding shares of SCB Common Stock if such Person is not a director or officer of SCB; or

         2.  The occurrence of a Preliminary Purchase Event described in
    Section 2(b)(i) of the Option Agreement except that the percentage referred to in clause (z) shall be 20%.

    As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

         1.  The Merger becoming effective;

         2.  Twelve months after the first occurrence of a Purchase Event;

         3. Eighteen months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event (as defined below);

         4. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by SCB pursuant to Section 11.1(b)(iii) or (g) thereof; or

         5. Eighteen months after the termination of the Merger Agreement by SCB pursuant to 11.1(b)(iii) or (g) thereof.

    As defined in the Option Agreement, "Preliminary Purchase Event" means any one of the following events:

         1. SCB or any of its subsidiaries (each a "SCB Subsidiary") without having received Monarch's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person (the term "Person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and the rules and regulations thereunder) other than Monarch or any of its subsidiaries (each a "Monarch Subsidiary") or the Board of Directors of SCB shall have recommended that the shareholders of SCB approve or accept any Acquisition Transaction with any Person other than Monarch or any Monarch Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving SCB or any of SCB's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of SCB or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of SCB or any subsidiary, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in
    Section 4.2(a) of the SCB Disclosure Letter, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only SCB and/or SCB Subsidiaries;

         2. Any Person (other than Monarch or any Monarch Subsidiary) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in Section 4.2(a) of the SCB Disclosure Letter, of shares of SCB Common Stock (the term "Beneficial Ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder) such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of SCB Common Stock if such Person is a director or officer of SCB, and 25% or more of the then outstanding shares of SCB Common Stock if such Person is not a director or officer of SCB;

         3. Any Person other than Monarch or any Monarch Subsidiary shall have made a BONA FIDE proposal to SCB or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Monarch or any subsidiary of Monarch shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of SCB Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of SCB Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

         4. After a proposal is made by a third party to SCB or its shareholders to engage in an Acquisition Transaction, SCB shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Monarch to terminate the Merger Agreement or the holders of SCB Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or SCB's Board of Directors shall have withdrawn or modified in a manner adverse to Monarch the recommendation of SCB's Board of Directors with respect to the Merger Agreement;

         5. Any Person other than Monarch or any Monarch Subsidiary, other than in connection with a transaction to which Monarch has given its prior written consent or in connection with the exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in Section 4.2(a) of the SCB Disclosure Letter, shall have filed an application or notice with the Federal Reserve Board or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction; or

         6. The Board of Directors of SCB does not recommend that the shareholders of SCB approve the Merger Agreement.

    As provided in the Option Agreement, in the event that Monarch is entitled and wishes to exercise the Option, it must send to SCB a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of SCB Common Stock which Monarch intends to purchase pursuant to such exercise, (2) the aggregate purchase price as provided herein, and (3) a period of time (not less than three business days, nor more than 30 business days) running from the Notice Date and a place at which the closing of such purchase shall take place; PROVIDED, HOWEVER, that if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase, Monarch will promptly file, and expeditiously process the required notice or application for approval.

    Under the BHC Act, Monarch may not directly or indirectly acquire more than 5 percent of the outstanding shares of any class of voting Securities of SCB without application to and prior approval from the Federal Reserve Board.

    If SCB enters into certain agreements relating to the consolidation or merger of SCB or the sale of substantially all of its assets or deposits, SCB is required to make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option") in the surviving corporation in a consolidation or merger or in the transfer of substantially all of SCB's assets or deposits, as the case may be. The Substitute Option will have the same terms and conditions as the Option; PROVIDED, HOWEVER, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will in no event be less advantageous to Monarch.

    In certain circumstances related to the exercise of the Option, the time period specified in the Option Agreement will be extended at the request of Monarch (1) to the extent necessary to obtain all regulatory approvals and for the expiration of all statutory waiting periods and (2) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act by reason of such exercise; PROVIDED, HOWEVER, that in no event shall any closing date occur more than six months after the related Notice Date.

    The Option may be assigned by Monarch in certain circumstances, subject to the terms and conditions described in the Option Agreement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As result of entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act (defined above), Monarch is deemed to own beneficially 1,491,050 shares of SCB Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of SCB Common Stock on the date of exercise), constituting approximately 19.9 percent of the shares of SCB Common Stock issued and outstanding as of April 29, 1997. Monarch expressly disclaims any beneficial ownership of the 1,491,050 shares of SCB Common Stock which are obtainable by Monarch upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in
Item 4 hereof, none of which has occurred as of the date of hereof and only then with regulatory approval (if, as a consequence, Monarch would own more than 5% of the outstanding shares of SCB Common Stock).

    The Fund, which holds 36.89 percent of the voting stock of Monarch, is deemed pursuant to Rule 13d-3(d)(i) under the Exchange Act indirectly to own beneficially 550,048 share of SCB Common Stock in virtue of its ownership interest in Monarch, constituting 7.34 percent of the shares of SCB Common Stock issued and outstanding as of April 29,1997. The Fund expressly disclaims any beneficial ownership of such shares of SCB Common Stock.

    (b) If Monarch were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of SCB Common Stock covered thereby.

    (c) Other than as set forth herein, none of Monarch, the Fund or to the best knowledge of Monarch and the Fund, any of the directors or executive officers, general partners or any persons controlling Monarch or the Fund listed on Annex A hereto has affected any transaction in shares of SCB Common Stock during the past 60 days.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth above, none of Monarch, the Fund or to the best knowledge of Monarch and the Fund, any of the directors, executive officers, general partners or any person controlling Monarch or the Fund listed on Annex A hereto has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of SCB, including, but not limited to, transfer or voting of any securities of SCB, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Copies of the Merger Agreement and the Option Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The summary descriptions of such documents set forth above are not intended to be complete and are qualified in their entirety by reference to such exhibits.

                                      SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  May 9, 1997         MONARCH BANCORP


                             By: /s/ Matthew P. Wagner
                                --------------------------
                                Name:  Matthew P. Wagner
                                Title: President


                             CASTLE CREEK CAPITAL PARTNERS FUND-I L.P.
                             By: CASTLE CREEK CAPITAL, L.L.C.
                                   General Partner
                             By: EGGEMEYER ADVISORY CORP.
                                   Member


                             By: /s/ John M. Eggemeyer, III
                                ------------------------------
                                Name:  John M. Eggemeyer, III
                                Title: President

                                                                         ANNEX A

                        INFORMATION ON DIRECTORS, EXECUTIVE
                   OFFICERS, GENERAL PARTNERS AND CONTROL PERSONS

    The name, business address, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Monarch, the General Partner of the Fund and persons controlling Monarch or the Fund, are set forth below. Unless otherwise specified, the persons listed below do not beneficially own any shares of SCB Common Stock.

                                                                  Principal Occupation,               Shares of
                                                                  if other than as an                 SCB Common
Name and                          Position with                   Executive Officer or                Stock Owned
Business Address                  Monarch                         Director of Monarch                 Beneficially
----------------------------------------------------------------------------------------------------------------------------

Rice E. Brown                     Director                        Owner and President                 None
27127 Calle Arroyo                                                of Rice Brown
Suite 1907                                                        Financial Services
San Juan Capistrano, CA  92672

Joseph J. Digange                 Director and Chairman,                                              None
1251 Westwood Blvd.               Western Bank*
Los Angeles, CA 90024

John M. Eggemeyer                 Director                        President of Belle Plaine           None
4370 La Jolla Village Dr.                                          Financial, L.L.C., Belle Plaine
Suite 400                                                         Partners, Inc. and Castle
San Diego, CA 92122                                               Creek Capital, L.L.C.

Arnold C. Hahn                    Executive Vice President,                                           None
30000 Town Center Dr.             Chief  Financial Officer
Laguna Beach, CA 92667            and Secretary

B. Scott Hardt                    Executive Vice President                                            None
1251 Westwood Blvd.               and Chief Credit Officer
Los Angeles, CA 90024

John W. Rose                      Director                        Executive Vice President,           None
FNB Corporation                                                   FNB Corporation
Hermitage Square
Hermitage, PA 16148

Hugh S. Smith, Jr.                Director, Chairman and                                              None
1251 Westwood Blvd.               Chief Executive Officer
Los Angeles, CA 90024

Matthew P. Wagner                 Director and President;                                             None
1251 Westwood Blvd.               President and Chief Executive
Los Angeles, CA 90024             Officer of Western Bank




--------------------------------

    *    Western Bank is a wholly-owned subsidiary of Monarch.

                                                                  Principal Occupation,           Shares of
                                                                  if other than as an             SCB Common
Name and                          Position with                   Executive Officer or            Stock Owned
Business Address                  Monarch                         Director of Monarch             Beneficially
----------------------------------------------------------------------------------------------------------------------------

Dale E. Walter                    Director                        Operates a wholesale golf           None
50855 Washington Square                                           travel company
Suite C-211
La Quinta, CA 92253

Castle Creek Capital Partners     None                            Limited partnership formed          550,048
Fund-I L.P.                                                       to invest in depository
4370 La Jolla Village Dr.                                          institutions and financial
Suite 400                                                         service companies
San Diego, CA 92122

Castle Creek Capital, L.L.C.      None                            General partner of Castle             5,500*
4370 La Jolla Village Dr.                                          Creek Capital Partners
Suite 400                                                         Fund-I L.P.
San Diego, CA 92122

Eggemeyer Advisory Corp.          None                            Member of Castle Creek Capital,       2,750**
4370 La Jolla Village Dr.                                          L.L.C.
Suite 400
San Diego, CA 92122


 * General Partner, the sole general partner of the Fund, holds a one percent interest in the Fund, in virtue of which General Partner is deemed indirectly to own beneficially 5,500 shares of SC Bancorp Common Stock. General Partner expressly disclaims any beneficial ownership of such shares of SCB Common Stock.

** EAC, the controlling member of General Partner, holds a 50 percent interest in General Partner, in virtue of which EAC is deemed indirectly to own beneficially 2,750 shares of SC Bancorp Common Stock. EAC expressly disclaims any beneficial ownership of such shares of SCB Common Stock.

                                    EXHIBIT INDEX


                                                                  Sequential
Exhibit                      Description                          Page No.
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99.1                         Agreement and Plan of
                             Reorganization, dated as of the
                             29th day of April 1997, between
                             Monarch Bancorp ("Monarch") and
                             SC Bancorp ("SCB").


99.2                         Stock Option Agreement, dated as
                             of the 29th day of April 1997,
                             between Monarch and SCB.


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